LOCKWOOD Investment Strategies
Longevity Income Solutions (LIS^2)



For Financial Professional Use Only—Not for Public Distribution

Product Description

Lockwood Investment Strategies Longevity Income Solutions (LIS^2) is a unique investment strategy that wraps a lifetime income guarantee (the "Insurance Vehicle") around an investor's managed account assets. The Insurance Vehicle is a guarantee provided by an unaffiliated insurance company, which is offered to investment advisory clients of Lockwood Capital Management, Inc. (LCM) who have opened an LIS^2 account. There are three model portfolios eligible for use with the Insurance Vehicle. When the client opens an account, the client's assets will be invested in accordance with the model portfolio selected.

LIS^2 portfolios, in conjunction with the Insurance Vehicle, are designed for suitable investors seeking a simplified investment solution with control over assets, a guaranteed stream of income, and protection against longevity risk. The investments in the LIS^2 account are used as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

Investor Benefits

Diversification: Access to an array of traditional asset classes can be accommodated within a single portfolio of exchange-traded funds.

Professional Management: LCM's experienced investment team employs a disciplined investment process and portfolio management protocols.

Risk Management: Periodic rebalancing (within approved parameters) keeps the portfolio in line with desired investment objectives and adapts to changing market conditions.

Protection and Control: Subject to certain conditions, the Insurance Vehicle allows the investor to maintain control over the underlying assets.

Investment Minimum

Initial minimum investment requirement for an LIS^2 account is $250,000.

Investor Profile

Seeking professional money management
Seeking broad diversification among traditional asset classes
Seeking convenience of a single account
Seeking protection from longevity risk (i.e., risk of outliving retirement assets)
Seeking income during retirement years

Advisor Benefits

Access to an industry-leading Unified Managed Account (UMA) program that employs a disciplined investment process.

Applicability to a broad target market, due to reasonable investment minimums.

Convenience of single-account format and periodic rebalancing (within approved parameters).

Integration of account management and reporting through the Lockwood Advisor Workstation.

Access to a fully integrated managed account product that provides professional money management with an income protection feature offered by an unaffiliated insurance company.

Who Can Offer This Product

Registered Investment Advisers (RIAs) and properly registered Broker-Dealer representatives with Broker-Dealer/RIA approval may offer the LIS^2 account. **THE INSURANCE VEHICLE IS SOLD ONLY BY INSURANCE LICENSED, REGISTERED REPRESENTATIVES OF A DESIGNATED LCM-AFFILIATED BROKER-DEALER ("INSURANCE REPRESENTATIVE").**